Exhibit 99.1

 KBS Fashion Group Limited Announces the Appointment of Matthew C.Los to its Board of Directors and Audit Committee.

SHISHI, China, 8th October 2015 — KBS Fashion Group Limited (the "Company") today announced the appointment of Matthew C. Los to its Board of Directors and Chairman of the Audit Committee.

In making the announcement, Themis Kalapotharakos on behalf of the Board Of Directors of the company commented, “We are extremely pleased to welcome Matthew back to the Board of Directors, His previous experience with the Company and his financial expertise and experience make him an excellent choice both as a board member and Chairman of the Audit Committee. We look forward to Matthew’s input in this very important and constructive period for the future of the Company.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Forward-Looking Statements

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section in our other reports filed with the Securities and Exchange Commission ("SEC"). Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at http://www.sec.gov. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For more information, please contact:

Themis Kalapotharakos
KBS Fashion Group Limited
Tel: +306932284718